

Mail Stop 4631

October 31, 2017

Via E-Mail
Mr. Jeff Toghraie
Director and Chief Executive Officer
Reviv3 Procare Company
9480 Telstar Avenue, Unit 5
El Monte, CA 90211

> **Re:  Reviv3 Procare Company**
> **Registration Statement on Form S-1**
> **Filed October 6, 2017**
> **File No. 333-220846**

Dear Mr. Toghraie:

We reviewed your registration statement and have the following comments.  In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. You use the names "OTC Markets" and "OTCQB" interchangeably throughout the registration statement.  OTC Markets Group Inc. operates OTC Link which organizes securities into three marketplaces:  OTCQX, OTCQB, and Pink.  We have determined to treat securities quoted in the OTCQX and OTCQB marketplaces as having an existing market for purposes of secondary at the market offerings, but we have not extended that accommodation to Pink.  Please revise disclosures throughout the registration statement, including the facing page, to specify on which of the three marketplaces of OTC Link you intend to apply for quotation of the securities being registered under this registration statement.

2. Disclosure on the prospectus' front cover page and throughout the prospectus states that the selling shareholders will offer their shares of common stock "at up to $0.05 per share" until your shares of common stock are quoted on the OTCQB.  We permit registration statements for securities accepted for quotation on the OTCQX and OTCQB to be declared effective with an initial fixed price and language indicating that the securities will be sold at prevailing market prices or at negotiated prices once the securities are quoted on the OTCQX or OTCQB.  Please revise disclosures throughout the registration statement to indicate that the securities being registered will be sold at a fixed price of $0.05 per share until your shares are quoted on the OTCQX marketplace or OTCQB marketplace of OTC Link, as applicable, and after that at prevailing market prices or privately negotiated prices.

3. Please update the financial statements and other financial information in the filing for the quarter ended August 31, 2017.  Please refer to the guidance in Rule 8-08 of Regulation S-X.

Business, page 1

4. Disclosure indicates that you have 11 exclusive and non-exclusive distribution agreements with various parties throughout your targeted markets.  Summarize the principal provisions of the distribution agreements in the business section.  Additionally, advise what consideration you have given to filing the distribution agreements as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Manufacturing, page 10; Note 10 – Concentrations, page F-16

5. Disclosures indicate that all manufacturing of your products is performed by co-packers and contract manufacturers and that two vendors accounted for 73% of your purchases during the year ended May 31, 2017 and three vendors accounted for 73% of your purchases during the year ended May 31, 2016.  Identify your principal suppliers in the business section.  See Item 101(h)(4)(v) of Regulation S-K.  Additionally, summarize the principal provisions of any agreement with a co-packer or manufacturer in the business section, and advise what consideration you have given to filing any agreement with a co-packer or manufacturer as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Customers and Markets, page 11; Note 10 – Concentrations, page F-16

6. Disclosure indicates that sales to four customers represented 70% of your net sales during the year ended May 31, 2017 and three customers represented 48% of your net sales during the year ended May 31, 2016.  Disclose in the business section your dependence on one or a few major customers.  See Item 101(h)(4)(vi) of Regulation

S-K. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on a few major customers.

Risk Factors, page 19; Security Ownership of Certain Beneficial Owners and Management, page 36

7. Provide risk factor disclosure that Mr. Jeff Toghraie, your director and chief executive officer, is the sole beneficiary of Intrepid Global Advisors which is the beneficial owner of 23.04% of your shares of common stock and that Shircoo, Inc. which is managed by Mr. Max Toghraie, the brother of your director and chief executive officer, is the beneficial owner of 32.12% of your shares of common stock. Please explain clearly the risk to investors associated with this concentration of beneficial ownership of your securities.

Our projections of product demand, sales and net income are highly subjective…, page 22; Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

8. We assume that use of the phrase "in this report" on pages 22 and 37 is inadvertent. Please revise.

Directors, Executive Officers, Promoters, and Control Persons, page 34

9. In the biographical paragraphs of Messrs. Sunook Park, Chris Go, and Donald Starace, describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

10. If applicable, provide the disclosure relating to promoters and control persons as required by Item 401(g) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 36

11. Provide the business, mailing, or residence address of Intrepid Global Advisors. See Item 403(a) of Regulation S-K

12. Disclosure that Mr. Jeff Toghraie is your sole director is inconsistent with disclosure on page II-5 that Ms. Nancy Hundt is also a director. Please reconcile the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
Overview, page 39

13. Your disclosure states that you had cash on hand of $444,507 as of May 31, 2017. Please correct this disclosure based on the amount on your balance sheet.

14. We note your disclosure indicates that your operating expenses are currently approximately $312,000 annually. This appears to be substantially lower than operating expenses as reported and discussed in results of operations. Please reconcile or clarify the differences. We further note that you indicate that you will require approximately $250,000 over the next 12 months to meet existing operational costs. Please clarify if or how this amount relates to the amount noted above. In addition, please clarify your disclosure that you will not have available cash for your operating needs after one month given your cash on hand.

Description of Property, page 41

15. Advise what consideration you have given to filing the lease for your facility in El Monte, California. See Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

16. In each paragraph of this section, disclose the name of the related party and, if applicable, the name of the brother of your chief executive officer managing the related party. See Item 404(a)(1) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-2

17. Provide the disclosures as required by paragraphs (a), (b), and (c) of Item 701 of Regulation S-K. Note that the disclosures must include information on all of your securities sold by you within the past three years that were not registered under the Securities Act.

Exhibit 4.2

18. File as an exhibit to the registration statement your form of common stock certificate. See Item 601(b)(4) of Regulation S-K.

Signatures, page II-5

19. The registration statement must be signed also by your principal financial officer and controller or principal accounting officer. Furthermore, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See instructions for signatures on Form S-1, and revise.

Note 10 – Concentrations, page F-16

20. Please revise your filing to include product line and geographic disclosures as required by ASC 280-10-50-40 and 41.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters.  You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc:     Via E-mail
        William R. Eilers, Esq.
        Eilers Law Group, P.A.
        1000 Fifth Street, Suite 200 – P2
        Miami Beach, FL 33139